November 15, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549  USA

Dear Sirs:

RE:     ARMITAGE MINING CORP.
        FILE REFERENCE NO. 000-51246

We are the former independent auditors for Armitage Mining Corp. (the "Company") and, as of November 1, 2006, we were dismissed as principal accountants of the Company. We have read Item 4.01 which is disclosed in the Company's Current Report on the amended Form 8-K, which the Company expects to re-file with the Securities and Exchange Commission on or around November 15, 2006, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

"Morgan & Company"

Chartered Accountants